Halliburton and Baker Hughes
Integration Process
January 2015
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Beginning on January 23, 2015, the following presentation may be used from time to time by Halliburton Company in meetings with customers.

Our Goal – “Successful” Integration by the End of 2017
We executed the integration process quickly and effectively
We independently maintained strong momentum in our core businesses prior to deal closing
We pursued the right vision and strategy to build an outstanding technology and service delivery platform for our customers
We exceeded our commitment to deliver nearly $2 billion of annual pre-tax cost synergies
We captured economies of scale/scope to position the combined organization to generate best-in-class returns for our shareholders
We designed and mobilized a focused, high-performing organization with shared values, strong social connection and a unified desire to work together to win

Integration Process Guiding Principles
Speed trumps perfection – “Integrate, stabilize, then optimize”
Plan, Don’t Implement: We can plan for the integration of operations, but may not implement those plans until the closing
Continue to Compete: Until the closing, parties must operate independently and compete
Integration team members should represent our “best athletes” across the two businesses
Help the organization focus on how much we have in common so that our work can address the small areas of difference
The Day 1 Operating Framework should drive the critical path.  We will focus and prioritize the essentials for operating immediately following the close
The HAL process/system will serve as the “rebuttable presumption”
However, we will listen carefully and keep open minds to adopting those BHI processes/system that represent enhancements to what HAL currently does
This is an integration project, not a re-engineering/business transformation project.  We will work within the existing processes/systems
We will communicate regularly and transparently

Three Key Elements to Our Integration Strategy
Maintain the business, key people, reputation
Preserve Present Business Value
Execute our integration plan
Capture Value
Capitalize on the strengths of the
new enterprise
Create Value
Time
Diligently meet conditions to close
: Develop our integration plan
Plan the Integration
Close/Day One
Transaction &  Regulatory Approval

High-Level Pre-Close Timeline (Best Case)
Spring 2015 January 2nd Half 2015
Phase 1: Transaction & Regulatory Approval
Feb: HSR Second Request
Anticipated
Regulatory Discussions
Continue
HAL and BHI Shareholders
Expected to Vote
Regulatory Discussions Continue
Regulatory Decisions Expected
1/8: Joint Leadership
Kickoff Briefing
1/19 (week of): Fast Launch
Planning Workshops for Corporate
Function Teams
Phases 2 & 3: Integration Planning & Value Capture
2/2 : Commence
Recurring Status Report-
outs and Deliverables
30 Days Prior to Closing:
Announce Top-level
Organization Structure
Closing: Day-1 Events & Begin
Integration Implementation
Post-Closing: Ongoing Integration &
Synergy Capture
Ongoing Communications & Change Management

Safe Harbor Statement
The statements in this presentation that are not historical statements, including statements regarding the expected completion of the integration of Halliburton and Baker Hughes, the strength of the combined company and the expected timing of regulatory clearances and approvals, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of
Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in
Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward- looking statements for any reason.

Safe Harbor Statement
Additional Information
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Halliburton and Baker
Hughes will each file with the SEC a definitive proxy statement/prospectus, and each of Halliburton and Baker Hughes will file other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of
Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ
THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN
THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and
security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by
Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor
Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by
Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker
Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-
439-8039 or +1-713-439-8822.
Participants in Solicitation
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the
quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended
September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10,
2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above.
Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.